Exhibit 21.1

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization

Wayfair Australia Pty Limited	Australia

Wayfair Stores Limited	Ireland

Wayfair (BVI) Ltd.	British Virgin Islands

Wayfair (UK) Limited	United Kingdom

Wayfair GmbH	Germany